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                          June 29, 2023

       Brian Schaffner
       Chief Executive Officer
       Expion360 Inc.
       2025 SW Deerhound Avenue
       Redmond, OR 97756

                                                        Re: Expion360 Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 27, 2023
                                                            File No. 333-272956

       Dear Brian Schaffner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Valerie Ford Jacob